Exhibit 99.2

Management’s Discussion and Analysis of

NERVGEN PHARMA CORP.

(Expressed in Canadian Dollars)

For the three and six months ended June 30, 2026 and 2025

Effective Date: August 13, 2026

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion is management’s assessment and analysis of the results of operations and financial conditions of NervGen Pharma Corp. (the “Company” or “NervGen”) and should be read in conjunction with the accompanying condensed consolidated interim financial statements and related notes thereto for the period ended June 30, 2026.

All financial information in this Management’s Discussion and Analysis (“MD&A”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward looking statements” within the meaning of U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, the “forward-looking statements”). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing and other information that is not historical information. These statements appear in a number of different places in this MD&A and can often be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements are necessarily based on estimates and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Forward-looking statements in this MD&A, include, but are not limited to, statements relating to:

•	our expectations regarding the sufficiency of our capital resources and requirements for additional capital;
•	requirements for, and the ability to obtain, future funding on favorable terms or at all, and the intended use of proceeds from financings;
•	business strategy;
•	expected future loss and accumulated deficit levels;
•	projected financial position and estimated cash expenditure rate;
•	expectations about the timing of achieving milestones and the cost of our development programs;
•	estimates of the size and characteristics of the potential markets for our product candidates;
•	observations and expectations regarding the effectiveness and durability of drug candidates, NVG-291 and NVG-300, and the potential benefits to patients;
•	our ability to successfully develop NVG-291 and NVG-300;
•	the term of NVG-291’s and NVG-300’s intellectual property protection;
•	plans to use and evaluate NVG-291 and other potential drug candidates in our clinical development programs;
•	plans to develop additional proprietary compounds that address nervous system repair;
•	expectations and intended benefits of memorandums of understanding and agreements entered into with third parties;
•	expectations about the timing with respect to commencement and completion of clinical trials;
•	expectations about the timing and future plans with respect to preclinical and clinical studies;
•	expectations regarding the objectives, endpoints and evaluation criteria of our ongoing clinical trials;
•	expectations relating to the removal of the partial clinical trial hold initiated by the U.S. Food and Drug Administration (“FDA”);
•	expectations regarding interactions with the FDA regarding future clinical development of our product candidates, including potential accelerated approval;
•	expected results of toxicology studies with respect to NVG-291 and other potential drug candidates;
•	expectations about our product candidates’ safety and efficacy;
•	our ability to identify and secure sources of non-dilutive funding for the development of our product candidates and technologies;
•	expectations regarding our ability to arrange for the manufacturing of our product candidates and technologies;
•	expectations regarding the cost, progress and successful and timely completion of the various stages of the regulatory approval process;
•	expectations about the potential benefits of Fast Track designation for NVG-291 in the treatment of spinal cord injury (“SCI”);
•	ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;
•	strategy to acquire and develop new product candidates and technologies and to enhance the safety and efficacy of existing products and technologies;

NERVGEN PHARMA CORP. 2026 Q2 MD&A	1

•	plans to market, sell and distribute our products and technologies, if approved;
•	expectations regarding the acceptance of our products and technologies by the market, if approved;
•	expectations regarding the commercial opportunities of our compounds;
•	expectations regarding the use of our products and technologies in treating diseases and medical disorders;
•	ability to retain and access appropriate staff, management, and expert advisers;
•	expectations with respect to existing and future contractual obligations, corporate alliances, and licensing transactions with third parties, and the receipt and timing of any payments to be made by the Company or to the Company in respect of such arrangements; and
•	strategy and ability with respect to the protection of our intellectual property;

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements.

In making the forward-looking statements included in this MD&A, we have made various material assumptions, including but not limited to:

•	our ability to obtain financing on acceptable terms;
•	additional sources of funding, including grants and funding from partners;
•	our ability to attract and retain skilled staff;
•	favorable general business and economic conditions;
•	pandemics not having a material impact on our operations;
•	our future research and development plans proceeding substantially as currently envisioned;
•	our ability to obtain positive results from our research and development activities, including clinical trials;
•	future expenditures to be incurred by us;
•	research and development and operating costs;
•	our ability to find partners in the pharmaceutical industry;
•	the products and technology offered by our competitors;
•	the impact of competition on our operations;
•	our ability to identify additional product candidates;
•	our ability to obtain regulatory and other approvals to commence additional clinical trials involving current and future product candidates;
•	our ability to successfully out-license or sell our future products, if any, and in-license and develop new products;
•	our ability to protect patents and proprietary rights; and
•	expected research and development tax credits.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the headings “Credit risk”, “Liquidity risk”, “Foreign currency risk”, “Market risk” and “Other risk”, and under the heading “Risk Factors” in our most recently filed Annual Information Form (the “AIF”), our amended and restated short form base shelf prospectus dated December 15, 2025, as amended on May 22, 2026, available under our profile on SEDAR+ at www.sedarplus.ca, and incorporated by reference in our Form F-10 filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2026 and included in our Annual Report on Form 40-F filed with the SEC on March 31, 2026 and available under our profile on SEC.gov. Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties related to the fact that:

•	we have a limited operating history, are early in our development efforts, and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;
•	since our inception, we have incurred significant net losses and expect to continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability;
•	we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs or future commercialization efforts;

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•	positive results from early preclinical studies and clinical trials of our current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of our current or future product candidates. If we cannot replicate the positive results from our preclinical studies or early clinical trials of our current or future product candidates, we may be unable to successfully raise sufficient financing to develop, obtain regulatory approval for and commercialize our current or future product candidates;
•	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;

•	raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates;

•	our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited;

•	we are substantially dependent on the success of our lead product candidate, NVG-291, for which we are preparing to initiate a Phase 3 clinical trial for chronic tetraplegia. If we are unable to complete development of, obtain approval for and commercialize NVG-291 for SCI in a timely manner, our business will be harmed;

•	there are currently no FDA-approved products for the treatment of SCI;

•	the regulatory approval processes of the FDA, EMA, Health Canada and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to commercialize our product candidates and generate product revenue and our business will be substantially harmed;

•	preclinical studies and clinical trials are expensive, time-consuming, difficult to design and implement and involve an uncertain outcome. Further, we may encounter substantial delays in completing the development of our product candidates;

•	our current or future product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could delay or prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences. NVG-291 for SCI is currently subject to a partial clinical hold by the FDA, and we may be unable to have the hold removed which could adversely affect development of NVG-291 and our results of operations;

•	the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA, Health Canada or other comparable foreign regulatory authorities;

•	interim, ”top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more participant data becomes available and are subject to audit and verification procedures that could result in material changes in the final data;

•	if we fail to develop and commercialize NVG-291 for additional indications or fail to discover, develop and commercialize other product candidates, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired;

•	we may expend our limited resources to pursue a particular product or indication and fail to capitalize on products or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

•	if we are unable to successfully develop companion diagnostics or biomarkers that may be required for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates;

•	if we experience delays or difficulties in the enrollment and/or retention of participants in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•	as an organization, we have never conducted later-stage clinical trials or submitted a new drug application, and may be unable to do so for any of our product candidates;

•	we face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer, or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted;

•	Fast Track or Breakthrough Therapy designation by the FDA may not actually lead to a faster development or regulatory review or approval process, and does not assure FDA approval of our product candidates;

•	we may seek orphan drug designation for the product candidates we develop, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity;

•	even if approved, our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success;

•	if the market opportunity for any product candidate that we develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;

•	if we are unable to establish sales, marketing and distribution capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be successful in commercializing our product candidates that obtain regulatory approval;

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•	our use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities of such materials on time or at an acceptable cost;

•	we rely on third parties to assist in conducting our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed;

•	we may seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans;

•	if we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations;

•	we may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets;

•	even if our product candidates receive regulatory approval, they will be subject to significant post marketing regulatory requirements and oversight;

•	obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations;

•	we may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations;

•	our relationships with healthcare professionals, clinical investigators, clinical research organizations (“CROs”), and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings;

•	failure to comply with laws, rules, regulations, policies, industry standards and contractual obligations relating to privacy, data protection and data security could adversely affect our business;

•	if we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business;

•	disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we are subject to certain U.S. and non-U.S. anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations;

•	if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business;

•	our success depends on our ability to protect our intellectual property and our proprietary technologies;

•	if the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;

•	intellectual property rights do not necessarily address all potential threats to our competitive advantage;

•	patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time;

•	others may challenge inventorship or claim an ownership interest in our intellectual property which could expose it to litigation and have a significant adverse effect on its prospects;

•	if we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates;

•	we may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad;

•	we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates;

NERVGEN PHARMA CORP. 2026 Q2 MD&A	4

•	changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	we may not be able to protect or enforce our intellectual property rights throughout the world;

•	if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•	if we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position;

•	our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of any future licenses granted to us by others;

•	the patent protection and patent prosecution for some of our product candidates may be dependent on third parties;

•	we depend heavily on our executive officers, principal consultants and others, and the loss of their services would materially harm our business;

•	we only have a limited number of employees to manage and operate our business;

•	our future growth may depend, in part, on our ability to operate internationally, where we would be subject to additional regulatory burdens and other risks and uncertainties;

•	we expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations;

•	the market price of our common shares (the “Common Shares”) may be volatile, and you could lose all or part of your investment;

•	sales of a substantial number of shares of our Common Shares in the public market could cause our share price to fall;

•	we are subject to the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended. If we are unable to satisfy the requirements of the Sarbanes-Oxley Act of 2002, as amended, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned;

•	we do not know whether a market for our Common Shares will develop to provide you with adequate liquidity;

•	we do not intend to pay dividends on our Common Shares in the foreseeable future, so any returns will be limited to the value of our Common Shares;

•	if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline;

•	we have broad discretion in the use of the net proceeds from any offering and may not use them effectively;

•	investing in our securities is speculative, and investors could lose their entire investment;

•	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval which could result in dilution;

•	the exercise of stock options and warrants could cause dilution;

•	it is possible that our status with regards to whether we are a “passive foreign investment company” may change, which could have adverse U.S. federal income tax consequences for U.S. shareholders;

•	it may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence;

•	we are subject to the informational requirements of the Exchange Act; however, as a foreign private issuer, we are subject to different U.S. securities laws and requirements than a domestic U.S. issuer, which reduces the information we are required to provide to our U.S. shareholders;

•	we expect to lose our foreign private issuer status in 2027, which will likely result in significant additional costs and expenses.

•	we have devoted, and will continue to devote significant resources to regulatory compliance as a public entity. These resource requirements will increase now that our Common Shares are listed on the Nasdaq Stock Market LLC;

•	our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition;

•	cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, contract research organizations, CROs, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations; and

•	we may be subject to securities litigation, which is expensive and could divert management attention.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	5

If one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied by forward-looking statements. The forward-looking statements represent our views as of the date of this MD&A. While we may elect to update these forward-looking statements in the future, we have no current intention to do so except as to the extent required by applicable securities law. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

COMPANY OVERVIEW

NervGen Pharma Corp. was incorporated on January 19, 2017. The Company’s corporate office is 112-970 Burrard Street, Unit 1290, Vancouver, BC, V6Z 2R4, Canada.

NervGen is a publicly traded (NASDAQ: NGEN), clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for SCI and other traumatic and neurologic disorders. Our principal business activity is the discovery, development and commercialization of pharmaceutical products that may enable the nervous system to repair itself, with our initial focus on SCI. We are also utilizing our intellectual property and know- how to develop our products for other related medical conditions.

We are preparing for a Phase 3 clinical trial for our lead drug candidate, NVG-291 in chronic tetraplegia. We hold the exclusive worldwide rights to both NVG-291 and NVG-300. NVG-291’s technology is licensed from Case Western Reserve University (“CWRU”) and is based on academic studies demonstrating the preclinical efficacy of NVG-291-R, the rodent variant of NVG-291, in animal models of spinal cord injury. NVG-291 has been granted Fast Track designation by the FDA and Orphan Drug Designation from the European Medicines Agency (“EMA”). We may also seek FDA Orphan Drug Designation and/or Breakthrough Therapy Designation, where appropriate, should our research indicate that such applications may assist in the development of our drug candidates.

We currently have no commercial products or services and do not generate operating revenues. The development of pharmaceutical products and the receipt of the necessary regulatory approvals required for commercialization typically involve lengthy and uncertain processes. As a result, no near-term revenues from product sales or services are expected.

These objectives replace and supersede those described in the “Description and General Development of the Business of the Company” section of our amended and restated short form base shelf prospectus dated December 15 and amended on May 22, 2026 (the “Base Shelf”). All clinical development plans are subject to the Company’s ability to obtain additional funding (see “Liquidity and Capital Resources” below).

ACHIEVEMENTS & HIGHLIGHTS

The following are the achievements and highlights for the six months ended June 30, 2026, through to the date hereof:

•	On January 8, 2026, we announced that the Company’s Common Shares had been approved for listing on Nasdaq and began trading on the exchange under the symbol “NGEN.”

•	On February 9, 2026, we announced the appointment of Adam Rogers, MD, as President and Chief Executive Officer (“CEO”). Adam Rogers was previously serving as the Company’s interim CEO and remains the Chairman of the Company’s Board of Directors.

•	On February 12, 2026, we announced the retirement of Bill Adams, Chief Financial Officer, effective March 15, 2026. On February 13, 2026, we announced Adam Rogers will serve as the Company’s interim Chief Financial Officer and the Company’s Principal Financial and Accounting Officer, beginning on March 15, 2026.

•	On March 12, 2026, we announced that we would voluntarily delist our Common Shares from the TSX-V effective March 16, 2026. Concurrently with the announcement we terminated our at-the-market program (the “ATM Program”) effective March 12, 2026.

•	On April 7, 2026, we announced the completion of a successful End-of-Phase 2 (EOP2) meeting with the U.S. Food and Drug Administration (FDA) reaching alignment on RESTORE, our Phase 3 registrational study designed to evaluate NVG-291 for the treatment of chronic tetraplegia. Additionally, we announced our decision to conclude enrollment in our Phase 1b/2a CONNECT SCI study in subacute tetraplegia and unblind available data.

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•	On April 27, 2026, we announced the appointment of Keith Vendola, MD, MBA, as Chief Financial Officer.

•	On May 22, 2026, we closed a US$60.0 million underwritten public offering of 24 million common shares and accompanying warrants to purchase up to 24 million common shares.

•	On May 26, 2026, we announced positive independent, blinded biomechanical gait post-hoc analyses demonstrating genuine neural recovery with NVG-291 in the Phase 1b/2a CONNECT SCI study.

SELECTED FINANCIAL INFORMATION

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Research and development expenses	7,891,593	2,711,117	12,755,219	5,859,372
General and administrative expenses	4,305,025	3,757,883	6,972,977	6,644,910
Net loss	(29,217,233)	(9,104,187)	(30,892,782)	(13,052,379)
Basic loss per share	(0.32)	(0.13)	(0.36)	(0.18)
Diluted loss per share	(0.37)	(0.13)	(0.48)	(0.18)

	June 30, 2026	December 31, 2025	June 30, 2025
	$	$	$
Total assets	90,190,914	23,209,641	16,923,635
Total liabilities	72,913,623	19,732,715	17,842,056

As of the date of this MD&A, we have not earned revenue other than income from interest earned on our cash and cash equivalents.

The increase in net loss for the three months ended June 30, 2026, compared to the same period in the prior year is primarily driven by a greater loss on the non-cash fair value movement of the warrant derivatives related to U.S. dollar denominated warrants. Further, when compared to the prior three month period, the current period reflects an increase in research and development related expense, primarily related to manufacturing activities to support clinical and non-clinical activities, as well as other activities associated with preparing for our planned Phase 3 clinical trial evaluating NVG-291 in chronic tetraplegia. General and administrative related expenses, also increased for the three months ended June 30, 2026 compared to the same period in 2025, primarily driven by costs incurred to attract and retain personnel resources to support the Company’s growth and advancement.

The increase in net loss for the six months ended June 30, 2026, compared to the same period in the prior year is primarily driven by a greater loss on the non-cash fair value movement of the warrant derivatives related to U.S. dollar denominated warrants. Further, when compared to the prior six month period, the current period reflects an increase in research and development related expense, primarily related to manufacturing activities to support clinical and non-clinical activities, as well as other activities associated with preparing for our planned Phase 3 clinical trial evaluating NVG-291 in chronic tetraplegia. General and administrative related expenses, also increased for the six months ended June 30, 2026 compared to the same period in 2025, primarily driven by professional and other administrative costs associated with the Company’s Nasdaq listing and other corporate securities matters and costs incurred to attract and retain personnel resources to support the Company’s growth and advancement.

The increase in our total assets at June 30, 2026 compared to June 30, 2025 and December 31, 2025, is mainly due to an increase in cash, which is a result of proceeds from the May 2026 underwritten public offering. The increase in our total liabilities at June 30, 2026 as compared to June 30, 2025 and December 31, 2025 is primarily attributable to the recognition of a non-cash warrant derivative associated with the warrants sold in the May 2026 underwritten public offering.

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RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

Research and Development Expenses

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Amortization of intangible asset	13,948	13,948	27,897	27,897
Preclinical development	672,732	382,709	1,178,233	546,126
Chemistry, manufacturing and controls	2,741,541	400,676	4,284,317	697,904
Licensing and patent legal fees	107,777	81,917	213,033	124,159
Clinical and regulatory	3,264,627	191,609	5,022,302	1,078,629
Salaries and benefits	581,567	1,169,748	1,102,144	2,352,361
Stock-based compensation	385,963	369,008	678,835	816,359
Other research and development	123,438	101,502	248,458	215,937
	7,891,593	2,711,117	12,755,219	5,859,372

The increase of $5,180,476 in research and development expenses in the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, is primarily attributable to the following factors:

•	Preclinical development increased by $290,023. The current period includes greater expenses related to non-clinical studies for NVG-291, such as embryofetal and chronic toxicology studies.
•	Chemistry, manufacturing and controls (“CMC”) increased by $2,340,865, primarily driven by various manufacturing related activities to supply the planned Phase 3 clinical trial evaluating NVG-291 in chronic tetraplegia and non-clinical toxicology studies.
•	Licensing and patent legal fees increased by $25,860 due to the timing of patent maintenance, filing costs, and licensing fees.
•	Clinical and regulatory costs increased by $3,073,018 primarily due to the initiation of certain start-up activities to prepare for our planned Phase 3 clinical trial evaluating NVG-291 in chronic tetraplegia.
•	Salaries and benefits decreased by $588,181 primarily due to the realignment of our personnel resources to better support NVG-291 at its current phase of development.

The increase of $6,895,847 in research and development expenses in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, is primarily attributable to the following factors:

•	Preclinical development increased by $632,107. The current period includes greater expenses related to non-clinical studies for NVG-291, such as embryofetal and chronic toxicology studies.
•	CMC increased by $3,586,413, primarily driven by various manufacturing related activities to supply the planned Phase 3 clinical trial evaluating NVG-291 in chronic tetraplegia and non-clinical toxicology studies.
•	Licensing and patent legal fees increased by $88,874 due to the timing of patent maintenance, filing costs, and licensing fees.
•	Clinical and regulatory costs increased by $3,943,673 primarily due to the initiation of certain start-up activities to prepare for our planned Phase 3 clinical trial evaluating NVG-291 in chronic tetraplegia.
•	Salaries and benefits decreased by $1,250,217 primarily due to the realignment of our personnel resources to better support NVG-291 at its current phase of development.
•	Non-cash stock-based compensation expense decreased by $137,524 as a result of fewer awards vesting during the period.

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General and Administrative Expenses

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Legal, professional and finance	372,944	486,306	1,055,242	770,117
Investor and public relations	381,681	448,913	981,337	908,000
Salaries and benefits	666,297	1,023,527	861,050	1,896,462
Stock-based compensation	2,350,626	1,649,568	3,009,885	2,663,671
Other general and administrative	533,477	149,569	1,065,463	406,660
	4,305,025	3,757,883	6,972,977	6,644,910

The increase of $547,142 in general and administrative expenses in the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, are primarily attributable to the following factors:

•	Legal, professional, and financial services expenses decreased by $113,362 during the three-month period, primarily due to realignment of our external resources to better support the Company at its current phase of development.
•	Investor and public relations expenses decreased by $67,232 during the three-month period, primarily due to higher fees in the prior period associated with investor and public relations activities around the CONNECT SCI topline data announcement, which was partially offset by an increase in filing related fees following the Company’s listing on Nasdaq.
•	Employee salaries, bonuses, and benefits decreased by $357,230 during the three-month period, due to the realignment of our personnel resources to better support the Company at its current phase of development.
•	Non-cash stock-based compensation expense increased by $701,058 for the three-month period, as a result of higher value of awards granted and vesting during the period, as well as incremental share-based compensation expense recognized in relation to extension of post-termination exercise period for certain employees who retired during the period.
•	Other general and administrative increased by $383,908 primarily attributable to an increase in Director and Officer insurance premiums as a result of the Company’s listing on Nasdaq, as well as an increase in employee recruitment efforts in the current period.

The increase of $328,067 in general and administrative expenses in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, are primarily attributable to the following factors:

•	Legal, professional, and financial services expenses increased by $285,125 primarily due to higher fees paid to external legal counsel in connection with Canadian and US corporate securities matters to support our listing on Nasdaq and delisting from TSX-V.
•	Investor and public relations expenses increased by $73,337 primarily due to an increase in stock exchange listing related fees following the Company’s listing on Nasdaq, which was partially offset by a decrease associated with investor and public relations activities around the CONNECT SCI topline data announcement during the six months ended June 2025.
•	Employee salaries, bonuses, and benefits decreased by $1,035,412 due to the realignment of our personnel resources to better support NVG-291 at its current phase of development.
•	Non-cash stock-based compensation expense increased by $346,214 primarily due to incremental share-based compensation expense recognized in relation to extension of post-termination exercise period for certain employees who retired during the period, which was partially offset by fewer awards vesting during the period.
•	Other general and administrative increased by $658,803 primarily attributable to an increase in Director and Officer insurance premiums as a result of the Company’s listing on Nasdaq, as well as an increase in employee recruitment efforts in the current period.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	9

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Jun 30 2026	Mar 31 2026	Dec 31 2025	Sep 30 2025	Jun 30 2025	Mar 31 2025	Dec 31 2024	Sep 30 2024
	$	$	$	$	$	$	$	$
Research & development	7,891,593	4,863,626	3,603,610	4,444,224	2,711,117	3,148,255	4,589,249	4,420,308
General & administrative	4,305,025	2,667,952	2,800,673	1,726,463	3,757,883	2,887,027	2,216,391	2,806,173
Net loss	(29,217,233)	(1,675,549)	(26,908,856)	(4,156,070)	(9,104,187)	(3,948,192)	(8,608,651)	(5,295,871)
Basic loss per share	(0.32)	(0.02)	(0.35)	(0.06)	(0.13)	(0.06)	(0.12)	(0.08)
Diluted loss per share	(0.37)	(0.09)	(0.35)	(0.06)	(0.13)	(0.06)	(0.12)	(0.08)
Total assets	90,190,914	20,765,547	23,209,641	13,077,452	16,923,635	15,838,757	19,486,223	22,458,510
Total liabilities	72,913,623	15,223,975	19,732,715	16,019,155	17,842,056	14,449,280	16,909,616	13,280,363

Research and development expenses fluctuate based on clinical activities for NVG-291, preclinical evaluation of NVG-300, and the receipt of grant payments. Costs had risen steadily to the fourth quarter of 2024, due to the, then, ongoing Phase 1b/2a trials evaluating NVG-291. Enrollment for the chronic cohort was completed during the first quarter of 2025, and the last-patient-last-visit milestone was achieved in April 2025, triggering a grant milestone payment in the second quarter of 2025. Additionally, during the first quarter of 2025, we began enrolling the subacute cohort of the CONNECT SCI Study clinical trial. The wind-down of related clinical activities for the chronic cohort and receipt of the grant milestone were key drivers of lower expenses in the first and second quarter of 2025. During third quarter of 2025 through the first quarter of 2026, CMC related expenditures were elevated as we manufacture materials for our planned Phase 3 clinical trial and future toxicology studies for NVG-291. Additionally, the first and second quarter of 2026 reflects certain costs associated with nonclinical toxicology studies initiated in 2026 and certain start-up costs for our planned Phase 3 clinical trial evaluating NVG-291 in chronic tetraplegia.

General and administrative expenses consist of administrative activities related to expanding operations and developing staff and infrastructure. Expenses were higher for the first two quarters of 2025 primarily due to increased salaries, bonus, benefits, and non-cash stock-based compensation reflecting higher headcount during those periods. Expenses declined significantly in the third quarter of 2025 as a result of the transition of our Chief Executive Officer (“CEO”) and lower stock based compensation expense due to option awards being forfeited upon termination of employment and services for several individuals within the general and administrative function, including the former CEO and former Chair of the board of directors. The increase in expenses during the fourth quarter of 2025 and through the second quarter of 2026 was primarily related to fees paid to external legal counsel in relation to Canadian and US corporate securities matters related to preparations and executing our Nasdaq listing and subsequent delisting from the TSX-V. Further, stock-based compensation contributed to the increase second quarter of 2026 as a result of initial awards granted to executive officers newly employed during the period.

Net loss includes non-cash unrealized gains and losses related to changes in the estimated fair value of the warrant derivative, determined using the Black-Scholes model. Fluctuations are related to changes in our share price, interest rates, and the foreign exchange rate between Canadian and the U.S. dollar. The specific warrant security underlying the liability also changed compared to the period prior to the fourth quarter of 2025. On November 19, 2025, pursuant to a non-brokered private placement, 4,785,674 units were sold at a purchase price of US$2.10 per unit. Each unit included one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at a price of US$2.65 per Common Share until November 19, 2028. The US dollar denominated warrants were recognized as derivative financial liability recorded at fair value through profit or loss at initial recognition and in subsequent reporting periods. On December 12, 2025, we amended the terms of the warrants issued pursuant to the July 2022 non-brokered private placement, to change the denomination of the exercise price from US$1.75 to C$2.44. The change in the denomination of the exercise price resulted in the derecognition of the warrant derivative liability and recognition of an equity classified instrument at the fair value as determined on December 12, 2025. On May 22, 2026, pursuant to an underwritten public offering, 24,000,000 units were sold at a purchase price of US$2.50 per unit. Each unit included one Common Share and one Common Share purchase warrant. Each warrant is exercisable into one Common Share at a price of US$3.68 per Common Share until May 22, 2031. The US dollar denominated warrants were recognized as derivative financial liability recorded at fair value through profit or loss at initial recognition and in subsequent reporting periods. The changes in fair value of the derivative liability have no cash flow impact. The net loss for the second quarter of 2026 included a non-cash unrealized loss on warrant derivative of $19,350,611.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	10

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have devoted our resources to evaluating and securing intellectual property rights and licenses related to the technology licensed from CWRU; conducting discovery research; manufacturing drug supplies; performing preclinical studies and clinical trials; and providing administrative support to research and development activities. These efforts have supported the clinical development of NVG-291 and discovery of NVG-300, resulting in an accumulated deficit of $177,656,300 as of June 30, 2026. With current income only consisting of interest earned on excess cash in the amount of $180,450 for the three months ended June 30, 2026 (three months ended June 30, 2025 - $85,797) and $284,475 for the six months ended June 30, 2026 (six months ended June 30, 2025 - $192,092), losses are expected to continue while our research and development and clinical programs are advanced.

We do not earn any revenue from our product candidates and therefore are in the research and development stage. If our development efforts for our current or future product candidates are successful and result in regulatory approval or if we enter into additional license or collaboration agreements with third parties, we may generate revenue in the future from product sales, payments from such license or collaboration agreements, or any combination thereof. We cannot predict if, when or to what extent we will generate revenue as we may never succeed in obtaining regulatory approval for any of our product candidates. As required, we will continue to finance our operations through the issuance of equity and will pursue non-dilutive funding sources. The continuation of our research and development activities and the commercialization of our product candidates depends on our ability to successfully finance through equity financing, grant and other non-dilutive sources, and possibly revenues from strategic partners. Until our product candidates are approved and available for sale, and profitable operations are developed, the extent of our progress on our research activities and future clinical trials and the related expenses will be dependent on our ability to continue to obtain adequate financing. We have no current sources of revenues from strategic partners.

During the three months ended June 30, 2026, we received $194,735 from the exercise of warrants and $876,117 from the exercise of options. On May 22, 2026, pursuant to an underwritten public offering, 24,000,000 units were sold at a purchase price of US$2.50 per unit for gross proceeds of $82.9 million (US$60.0 million). Each unit included one Common Share and one Common Share purchase warrant (the “May ‘26 Warrants”). Each warrant is exercisable into one Common Share at a price of US$3.68 per Common Share until May 22, 2031.

During the six months ended June 30, 2026, we received $1,024,095 from the exercise of warrants and $2,883,687 from the exercise of options. There were 245 Common Shares sold under the ATM Program (as defined below) during the six months ended June 30, 2026 for gross proceeds of $1,519, plus interest from the distribution agent. We incurred $50,510 in legal and professional fees related to maintaining and winding down the ATM Program.

On July 2, 2026, we filed a prospectus supplement that, together with the Base Shelf, qualified the distribution of up to US$50 million in Common Shares, under an at-the-market equity program (the “2026 ATM Program”) that allows us to issue and sell Common Shares to the public from time to time through an agent, at our discretion and subject to regulatory requirements. All Common Shares issued under the 2026 ATM Program will be sold in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distributions and through the Nasdaq, at the prevailing market price at the time of sale. As Common Shares distributed under the ATM Program are issued and sold at the prevailing market prices at the time of their sale, prices may vary among purchasers and during the period of distribution. During the three months ended June 30, 2026, we incurred $120,572 of legal expenses in connection with setting up the 2026 ATM Program.

At June 30, 2026, we had a cash and cash equivalents balance of $86.8 million. Based upon our current operating plans we believe that our cash and cash equivalents as of June 30, 2026, will be sufficient to fund our operations for the ensuing 12 months. We have based this projection on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We will require additional capital to meet our announced goals (see “Company Overview” above for description of goals) and to fund our research and development plans including potential regulatory submissions and other future human clinical trials until we generate revenue that reaches a level sufficient to provide self-sustaining cash flows. While we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing, or that such financing will be available on terms acceptable to us, to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing or planned development programs.

The initiation of future clinical studies to evaluate NVG-291’s effectiveness in indications other than chronic tetraplegia is subject to our ability to obtain additional funding and successfully enroll the required number of trial participants. The duration and cost of clinical trials can range significantly depending on a variety of factors including rate of enrollment, the country in which trials are conducted, and the specific trial protocol.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	11

The following table presents a summary of our cash flows for the six months ended June 30, 2026, and 2025:

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$	$
Net cash provided by (used in):
Operating activities	(13,932,238)	(7,783,732)
Investing activities	8,411	50,463
Financing activities	80,925,992	6,026,860
Effect of foreign exchange on cash and cash equivalents	(2,282,102)	113,543
Net (decrease) increase in cash and cash equivalents	64,720,063	(1,592,866)

Cash used in operating activities:

Our uses of cash for operating activities for the six months ended June 30, 2026, and 2025 consisted of CMC costs, Phase 3 clinical trial start-up costs, non-clinical toxicology studies, professional fees, salaries and wages for our employees, and Phase 1b/2a clinical trial costs.

Cash from investing activities:

Cash generated from investing activities in the six months ended June 30, 2026, and 2025 relate to the sub-sublease of our office space.

Cash from financing activities:

During the six months ended June 30, 2026, funds were received from the exercise of 357,422 warrants for total cash proceeds of $1,024,115 and from the exercise of 1,463,980 options at varying exercise prices per Common Share for total cash proceeds of $2,883,687. We also issued and sold 245 Common Shares under the ATM Program at a weighted average price of $6.20 per unit, for aggregate gross proceeds of $1,519, plus interest from the distribution agent. We incurred cash placement fees and professional fees totaling $50,510 related to maintaining and winding down the ATM Program. Further, on May 22, 2026, pursuant to an underwritten public offering, 24,000,000 units were sold at a purchase price of US$2.50 per unit for gross proceeds of $82.9 million (US$60 million). Each unit included one Common Share and one Common Share purchase warrant (the “May ‘26 Warrants”). Each warrant is exercisable into one Common Share at a price of US$3.68 per Common Share until May 22, 2031

During the six months ended June 30, 2025, funds were received from the exercise of 898,941 warrants for total cash proceeds of $2,679,296 and from the exercise of 654,000 options at varying exercise prices per Common Share for total cash proceeds of $1,228,570. We also issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per unit, for aggregate gross proceeds of $2,774,227. We paid cash placement fees of $55,485 to the agents resulting in aggregate net proceeds of $2,718,742. We also incurred $549,285 in professional fees to establish and maintain the ATM Program, including $410,255 that were incurred in 2024.

CASH POSITION

At June 30, 2026, we had a cash and cash equivalents balance of $86,789,698 compared to $22,069,635 at December 31, 2025. The funds expended during the six months ended June 30, 2026, for operating activities (including the effect of foreign exchange on cash and cash equivalents), of $16,214,340 (June 30, 2025 - $7,670,189), were used to fund operating expenditures such as drug product formulation, development and manufacturing, salaries and benefits, clinical costs associated with the CONNECT SCI Study and Phase 3 start-up activities, and fees paid in connection with preclinical studies. Consultants were also engaged to further develop our technologies and manufacturing and quality processes were advanced.

We invest cash in excess of current operational requirements in highly rated and liquid instruments.

Working capital (a non-GAAP measure defined as current assets less current liabilities on our condensed consolidated interim statements of financial position) as of June 30, 2026 was positive $16,896,026 (June 30, 2025 – negative $1,355,482). Our current liabilities include $68,625,899 related to the non-cash warrant derivative. Given the nature of this liability, no funds would ever be expended by the Company, and it does not represent a liquidity risk. We believe our current cash resources are sufficient to fund planned operations and capital requirements for the foreseeable future. Future capital requirements will depend on a number of factors, including the progress of development activities, business development opportunities, and market conditions. We may seek additional funding through equity financings, strategic partnerships, grant funding, or other financing arrangements as needed. There can be no assurance that such funding will be available on acceptable terms, if at all.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	12

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional expenses involved in commercializing our technologies, including expenses related to drug discovery, preclinical testing, clinical trials, CMC, regulatory activities and operating expenses associated with supporting these activities. It is expected that negative cash flow from operations will continue until such time, if ever, that we receive regulatory approval to commercialize any of our product candidates under development and/or royalty or milestone revenue from the licensing of any such product candidates should they exceed our expenses.

CONTRACTUAL OBLIGATIONS

We enter into research, development and license agreements in the ordinary course of business where we receive research services and rights to proprietary technologies. These contracts are typically cancellable by the Company with notice. Milestone and royalty payments or grant funding repayments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. In addition, we incur purchase obligations in the ordinary course of business for clinical trials, drug manufacturing, nonclinical studies, stability and other related costs that can include payments over a number of months due to the nature of these activities. The amounts in the table below represent the contractual amounts under the agreements in place as of June 30, 2026, and do not represent the costs anticipated to complete specific Company objectives. We expect that these commitments will continue to increase in frequency and value as we continue to execute our business plan.

Under the exclusive worldwide licensing agreement with CWRU to research, develop and commercialize patented technologies, we have commitments to pay various annual license fees, patent costs, milestone payments and royalties on revenues, contingent on the achievement of certain development and regulatory milestones. We cannot reasonably estimate milestone payments that are contingent upon the occurrence of future events or future royalties which may be due upon the regulatory approval of products derived from licensed technologies. Pursuant to the license agreement, all the key patents for NVG-291 are owned by CWRU and licensed to the Company.

As of June 30, 2026, we are obligated to pay the following to CWRU:

•	An annual minimum royalty of US$50,000 per year, adjusted by the cumulative percent change in the CPI-W.
•	Project milestones payable based on the achievement of future clinical development milestones, estimated to total US$1,885,000, of which $135,000 has been paid related to milestones achieved. There are up to $1,750,000 remaining milestone payments as of June 30, 2026, of which $250,000 may be payable within the next twelve months contingent on certain milestones being achieved.

Other than as disclosed below, we did not have any contractual obligations relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our condensed consolidated interim statements of financial position as of June 30, 2026:

	Under 1 Year	1-3 Years	4-5 Years	Total
Anticipated Commitments	$	$	$	$
Patent licensing costs, minimum annual royalties per license agreements	93,976	187,953	93,976	375,906
Purchase obligations	10,560,403	-	-	10,560,403

In addition, in June 2023, the Company was awarded a grant of up to US$3.18 million (C$4.22 million) to support the Company’s Phase 1b/2a CONNECT SCI Study in individuals with SCI. In connection with the grant, the Company has agreed to pay a percentage of the Company’s net annual sales revenue of NVG-291, or any derivative approved in SCI through the provision of an unrestricted donation to the granting entity in the amount of up to the total funds received through the agreement. Any donation that may become due under the agreement is dependent on, among other factors, the successful development and sale of a new drug, the outcome and timing of which is uncertain. We have achieved four of the five milestones in the grant and received US$2.56 million (C$3.40 million). The grant funding received was recorded as a reduction of the related clinical and regulatory expenses, included in research and development expenses, in the period the milestone was received.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	13

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that are material to investors.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel, consisting of the Company’s current and former executive officers (President and Chief Executive Officer, Chief Financial Officer and Chief Medical Officer) and directors, received the following compensation for the following periods:

	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$	$	$	$
Stock-based compensation	1,933,726	1,185,618	2,536,869	2,011,884
Salaries and bonuses	337,206	634,858	338,728	1,463,597
Consulting fees	90,894	-	207,544	-
	2,361,826	1,820,476	3,083,141	3,475,481

As at June 30, 2026, we had amounts owing or accrued to key management personnel of $134,440 (December 31, 2025 - $332,430) pertaining to expense reimbursements, accrued bonuses, and accrued vacation.

MATERIAL ACCOUNTING POLICIES, BASIS OF PRESENTATION AND CRITICAL ACCOUNTING ESTIMATES

Material Accounting Policies:

Material accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2025, and available on SEDAR+ (www.sedarplus.ca) and included in our Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) filed with the SEC.

Basis of Presentation:

The condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting standards applicable to a going concern using the historical cost basis. The Company is in pre-revenue stage and no revenues are expected in the foreseeable future. Our future operations are dependent on the success of our ongoing development, as well as our ability to secure additional financing as needed. We have forecasted that our existing working capital is sufficient to operate for the ensuing 12 months. We have based this projection on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We will need to raise additional capital to fund our research and development plans including potential regulatory submissions and other future clinical trials until we generate revenue that reaches a level sufficient to provide self-sustaining cash flows. While we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing, or that such financing will be on terms acceptable to us to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs.

Critical Accounting Estimates:

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates. Significant assumptions about the future and other sources of estimation uncertainty that we have made at the condensed consolidated interim statements of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities include:

NERVGEN PHARMA CORP. 2026 Q2 MD&A	14

Intangible assets

We estimate the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets.

Government Assistance

Management considers the reasonableness of whether we have met the requirements of the approved government assistance and whether there is reasonable assurance that the amount will be received. Government assistance can be subject to audits so the amounts received may differ from the amounts recorded.

Warrant derivative

We estimate the fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period. This estimate requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, and dividend yield, and making assumptions about them.

Valuation of stock-based compensation and warrants

We measure the costs for stock-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, and expected term. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of stock-based compensation and warrants.

Functional currency

We consider the determination of the functional currency of the Company a significant judgment. We have used our judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

Going concern

Our assessment of our ability to continue as a going concern requires judgments about whether there are events or conditions that may cast significant doubt about our ability to continue as a going concern. We have determined that the use of the going concern basis of accounting is appropriate.

FINANCIAL INSTRUMENTS

(a)  Fair value

Financial instruments are classified into one of the following categories: fair value through profit or loss (“FVTPL”); fair value through other comprehensive income; or amortized cost. The carrying values of our financial instruments are classified into the following categories:

		June 30, 2026	December 31, 2025
Financial Instrument	Category	$	$
Cash and cash equivalents	FVTPL	86,789,698	22,069,635
Accounts receivable	Amortized cost	200,236	80,825
Net investment in lease	Amortized cost	-	8,369
Warrant derivative	FVTPL	68,625,899	15,066,898
Accounts payable and accrued liabilities	Amortized cost	4,287,724	4,657,448

Our financial instruments, recorded at fair value, require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	15

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents are measured at fair value using Level 1 as the basis for measurement in the fair value. The recorded amounts for accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to their short-term nature. In July 2022, November 2025, and May 2026, we issued Common Share purchase warrants with an exercise price denominated in a currency that differs from our functional currency, which were treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the consolidated statements of loss and comprehensive loss. The warrants issued in July 2022 were subsequently amended in December 2025 to have an exercise price denominated in our functional currency resulting in a reclassification of the warrant as an equity classified instrument at the fair value determined on the date of the amendment. The November 2025 and May 2026 warrants remain liability classified as of June 30, 2026, and the fair value of our warrant derivative recognized on the consolidated statements of financial position is based on level 2 inputs (significant observable inputs) as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at June 30, 2026, the fair value of our non-cash warrant derivative was $68,625,899 (December 31, 2025 - $15,066,898). We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility, the risk-free interest rate is based on Bank of Canada benchmark treasury yield rates and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

(b)  Financial risk management

Our risk exposures and the impact on our consolidated financial instruments are summarized below. Our Board has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i.	Liquidity Risk

Liquidity risk is the risk that we will not have the resources to meet our obligations as they fall due. We manage this risk by closely monitoring cash forecasts and managing resources to ensure that we will have sufficient liquidity to meet our obligations. All of our financial liabilities are classified as current and the majority, other than the non-cash warrant derivative and lease liability, are anticipated to mature within the next ninety days. We are exposed to liquidity risk other than for the warrant derivative which is non-cash.

ii.	Credit Risk

Credit risk is the risk of potential loss if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets, including cash and cash equivalents, receivables, deposits, and balances receivable from the government. We limit the exposure to credit risk in our cash and cash equivalents by only holding our cash and cash equivalents with high-credit quality financial institutions in business and/or savings accounts.

iii.	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. These fluctuations may be significant.

(a) Foreign Currency Risk:

We have identified our functional currency as the Canadian dollar. Transactions are transacted in Canadian dollars, U.S. dollars and in Australian dollars. Fluctuations in the U.S. or Australian dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the six months ended June 30, 2026, of $7,829,792 (June 30, 2025 - $65,172). A 10% depreciation or appreciation of the Canadian dollar against the Australian dollar would result in an increase or decrease in loss and comprehensive loss for the six months ended June 30, 2026, of $156,062 (June 30, 2025 - $124,029).

In the near-term, we mitigate overall currency risk through the use of U.S. dollar denominated cash balances to pay forecasted U.S. denominated expenses when possible. In the long-term, we are exposed to net currency risk from employee costs as well as the purchase of goods and services in the United States and Australia.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	16

Balances in U.S. dollars are as follows:

	June 30, 2026	December 31, 2025
	($US)	($US)
Cash	55,434,080	9,695,348
Receivables	109,757	47,275
Vendor deposits	914,904	134,503
Accounts payable and accrued liabilities	(1,358,163)	(1,331,795)
	55,100,578	8,545,331

Balances in Australian dollars are as follows:

	June 30, 2026	December 31, 2025
	($ AUD)	($ AUD)
Cash	420,134	529,628
Accounts receivable	757	2,036
Accounts payable and accrued liabilities	(2,010,601)	(2,009,171)
	(1,589,710)	(1,477,507)

(b)  Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The warrant derivative that is discussed further in Note 13 of the June 30, 2026 condensed consolidated interim financial statements is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the condensed consolidated interim statements of loss and comprehensive loss. An input to the model is the risk-free rate which is reflective of Canadian bond yields. Therefore, we are exposed to interest rate risk through the non-cash impact it has on the condensed consolidated interim statements of loss and comprehensive loss. Additionally, we are exposed to interest rate risk from cash and cash equivalents held in interest bearing accounts. We maintain our cash balances in highly liquid deposit accounts with reputable financial institutions. These balances are generally held to meet short-term operational and liquidity requirements and are invested in instruments with short maturities to preserve capital and maintain liquidity. As a result, our exposure to fluctuations in interest rates is limited and relates primarily to changes in interest income earned on variable-rate cash deposits. We monitor prevailing market conditions and interest rates on an ongoing basis. Given the short-term and highly liquid nature of the Company's cash and cash equivalent balances, the fair value of these instruments approximates their carrying value.

(c ) Other Price Risk

Other price risks include the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than interest rate or currency risk). The warrant derivative that is discussed further in Note 13 of the June 30, 2026 condensed consolidated interim financial statements is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the condensed consolidated interim statements of loss and comprehensive loss. An input to the model is the market price of the Company’s shares as of the valuation date. Therefore, we are exposed to other price risk through the non-cash impact it has on the condensed consolidated interim statements of loss and comprehensive loss.

(c)  Managing capital

Our objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve our ability to meet financial obligations and deploy capital to grow our businesses.

Our financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust our capital structure we may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

NERVGEN PHARMA CORP. 2026 Q2 MD&A	17

On November 25, 2024, the Company filed a short form base shelf prospectus, which was subsequently amended and restated on December 15, 2025, further amended on May 22, 2026 (the “Base Shelf”) that qualifies for distribution of up to US$250,000,000 of Common Shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described. The Base Shelf amends and restates our previous base shelf and was also registered with the SEC and included in the Registration Statement (also collectively the “Base Shelf”). Under our Base Shelf, we may sell securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Our amended Base Shelf will be effective until December 25, 2026.

On December 19, 2024, we filed a prospectus supplement that, together with the Base Shelf, qualified the distribution of Common Shares under the ATM Program that allowed the Company to issue and sell Common Shares to the public from time-to-time through an agent, at our discretion and subject to regulatory requirements. All Common Shares sold under the ATM Program were sold through the TSX Venture Exchange, at the prevailing market price at the time of sale. On March 12, 2026, we terminated the ATM Program concurrently with the announcement of our voluntary delisting from the TSX-V. Common Shares distributed under the ATM Program were issued and sold at the prevailing market prices at the time of their sale, and prices varied among purchasers and during the period of distribution.

During the six months ended June 30, 2026, we issued and sold 245 Common Shares under the ATM Program at a weighted average price of $6.20 per Common Share, for aggregate gross proceeds of $1,519, plus interest from the distribution agent. We also paid cash placement fees and incurred professional fees of $50,510 related to the maintenance and wind down of the ATM Program. These costs are recorded as a decrease to Common Shares within the consolidated statements of financial position.

There were no changes to our capital management policy during the period. We are not subject to any externally imposed capital requirements.

USE OF PROCEEDS

May 2026 Underwritten Public Offering

The following table provides an update on the use of net proceeds raised in the May 2026 underwritten public offering as disclosed in the Company’s prospectus supplement dated May 22, 2026, along with actual amounts expended (in millions of US dollars):

Principal Purpose	Estimated Amount to be Expended	Actual Amount Expended	Remaining Amount to be Expended
Phase 3 RESTORE registrational study of NVG-291	40.0	-	40.0
General corporate and working capital purposes	16.0	-	16.0
Balance June 30, 2026	56.0	-	56.0

November 2025 Non-brokered Private Placement

The principal business objectives that management expects to accomplish using the net proceeds from the November 2025 non-brokered private placement, are advancing the Company’s NVG-291 clinical development program and for general corporate purposes, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, or for other corporate purposes.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	18

2025 ATM Offering

As of the date of this report, the Company has raised total net proceeds of approximately $2.1 million, which has been used to fund ongoing operations and working capital requirements. As disclosed in the Company’s prospectus supplement dated December 19, 2024, the principal business objectives that management was expected to accomplish using the net proceeds from the ATM offering, were to fund general corporate purposes including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions, to fund research and development, intellectual property development, preclinical expenses, or for other corporate purposes. In addition, management of the Company has broad discretion with respect to the actual use of the net proceeds from the ATM offering. On March 12, 2026, we terminated the ATM Program concurrently with the announcement of our voluntary delisting from the TSX-V.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following details the share capital structure as of the date immediately preceding the date of this MD&A:

	Common Shares Issued and Outstanding	Warrants Issued and Outstanding	Common Share Purchase Options	Retention Securities	Performance Share Units
Balance December 31, 2025	79,649,257	11,339,848	9,275,900	491,667	-
Balance June 30, 2026	106,412,633	34,982,426	8,901,452	491,667	308,568
Balance Aug 12, 2026	107,522,633	34,982,426	7,990,995	-	308,568

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings, and these condensed consolidated interim financial statements together with the other financial information included in these filings. The Board approved the condensed consolidated interim financial statements and MD&A and ensures that management has discharged its financial responsibilities.

RISKS AND UNCERTAINTIES

An investment in the Common Shares of NervGen involves a high degree of risk and should be considered speculative. An investment in the Common Shares should only be undertaken by those persons who can afford the total loss of their investment. Investors should carefully consider the risks and uncertainties set forth under the heading “Risk Factors” found in the AIF, as well as other information described elsewhere in this MD&A. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any such risks occur, our business, financial condition and results of operations could be seriously harmed, and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

SUBSEQUENT EVENTS

Subsequent to June 30, 2026 the Company:

(a)	1,110,000 stock options were exercised for cash proceeds of $1,977,550.

(b)	On July 2, 2026, the Company filed a prospectus supplement that, together with the Base Shelf, qualified the distribution of up to US$50 million in Common Shares, under an at-the-market equity program that allows the Company to issue and sell Common Shares to the public from time to time through an agent (the “Agent”), at the Company’s discretion and subject to regulatory requirements.

OTHER INFORMATION

Additional information relating to the Company, including our most recently filed AIF, is available for viewing on our website at www.nervgen.com, and under our profile on SEDAR+ at www.sedarplus.ca, and included in our Form 40-F filed with the SEC.

NERVGEN PHARMA CORP. 2026 Q2 MD&A	19